

MAIL STOP 3561

July 20, 2006

Mr. Thomas Friedberg, President
Dekania Corp.
2929 Arch Street
Philadelphia, Pennsylvania 19104

      Re: Dekania Corp.
             Registration Statement on Form S-1
             File No. 333-137794
             Filed on June 6, 2006

Dear Mr. Friedberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, please provide a copy of the letter from the NASD, or arrange a call from the NASD, confirming that it has finished its review and has no additional concerns regarding the underwriting arrangements in this matter.

2. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Explain how the company will satisfy each criterion

for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders.

3. Please add disclosure identifying the purpose of naming a "sponsor" for the transaction. Also describe the legal consequences of having a sponsor for the transaction and the legal consequences to Cohen Bros. Acquisitions, LLC, of being named as the sponsor.

4. We note that throughout the prospectus you indicate that the company is obligated to combine with a company with a fair market value equal to at least 80% of the amount in the Trust Account. This is in contrast to the other "BCC" offerings where the 80% test is tied to the net assets of the blank check company. Please describe the differences, if any, that result from applying the 80% test to the amount in the Trust Account as opposed to the net assets of the company. We may have further comment.

5. In various places throughout the document, you reference the procedures by which you intend to dissolve and liquidate in the event that no business combination transaction is consummated. In discussing the timeframe and procedures for making such distributions to the stockholders, please make sure to include a discussion as to how such distribution will be conducted consistently with the provisions of Section 278 of the DGCL to which the company is subject, including specifically whether the company intends to make payments to creditors or provide for the payment of debts and liabilities prior to making such distributions. We may have further comment.

6. In discussing the provisions for paying any outstanding debts, expenses and liabilities related to a dissolution and liquidation of the company, please address what steps the company would take if such costs exceed both what was available outside of the trust and the $100,000 from the Trust Account allocated to cover such costs. We may have further comment.

7. Clarify whether the Sponsor's indemnification obligation covers any debts, expenses or liabilities arising in connection with a proposed transaction or whether such indemnification is solely limited to such costs related to creditors who did not grant waivers.

8. To the extent that no business combination transaction is consummated and the company is scheduled to dissolve and liquidate but the stockholders vote against such a dissolution and liquidation, please discuss the potential that the company may become subject to the Investment Company Act of 1940.

9. We note that the "initial business combination must be with one or more target businesses whose fair market value is at least equal to 80% of the amount in the

Trust Account, net of amounts for taxes, the underwriters' deferred compensation amount and up to $2,500,000 for working capital needs, and excluding the letter of credit amount." See, e.g., page 1. The transaction would thus require approximately $73.6 million, or 80% of the $92.06 million in trust proceeds. We also note that the company will proceed with the initial business combination if 29.99% of the public stockholders vote against the business combination and exercise their redemption rights. If so, excluding interest earned on the trust, approximately $62.8 million ($92.06 million − (2,984,005 shares x $9.80)) would remain in the trust account. Therefore, the company would have to find approximately $11 million, excluding interest earned on the trust, from other sources (e.g., equity or debt financing) to proceed with the initial business combination.

If so, please revise the registration statement throughout to disclose the need for such additional funding and how the company will obtain it. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a higher fair market value. Disclose as well whether any such financing arrangements have been contemplated with any third parties to raise such additional funds, through the sale of securities or otherwise. See, e.g., page 43 (referring to amounts paid for any fees or costs incurred in connection with any debt or equity financing made in connection with business combination).

10. We note that the company has six directors and executive officers. Risk factor fifteen at page 22 states that the company "expect[s] our current management to remain associated with us following a business combination." Management will remain "if they are able to negotiate and agree to mutually acceptable employment terms." If the company acquires a target company in an all-cash transaction, "it would be more likely that current members of management would remain . . . if they chose to do so," whereas if the combination is a merger and the stockholders of the target company control the combined company, "it may be less likely that current members of management would remain . . . unless it was negotiated as part of the transaction." The company's board "may look unfavorably upon or reject a business combination with a potential target business whose owners refuse to retain members of our management . . . ." We note also the statement at page 44, in connection with any out-of-pocket expenses of officers and directors that exceed proceeds available for reimbursement, that "Since the role of our officers and directors after a business combination is uncertain, we have no current ability to determine what remuneration, if any, will be paid to those persons after a business combination." Finally, the prospectus states at page 76 that a committee of independent directors will negotiate the terms of employment or consulting agreements.

Please discuss further, where appropriate, the expectation that some of the company's current management and directors, identified in the discussion, will remain associated with the combined company. Detail how the company would accomplish this result, with reference to the necessary transaction structure, valuation determinations, exchange ratios and other contingencies that must be addressed and structured to ensure that the company's management and/or directors would be able to maintain their positions with the combined company.

11. As a related matter, we note the statement at page 72 that, "If our directors, officers or Sponsor were to make substantial loans to us, they may look unfavorably upon or reject a business combination with a potential target whose owners refuse to pay such amounts." Please also discuss the way in which the company would accomplish the repayment and add a related risk factor.

Registration Statement Cover Page

12. We note that an indeterminate number of shares cannot be registered. Please revise footnote (4) to clarify what Rule 416 provides or delete the reference.

Prospectus Cover Page

13. We note that, in the event of a dissolution and liquidation, the funds in the trust account will be distributed to public stockholders, including interest earned on the funds in the account, "after payment of up to $2,500,000 to cover our administrative expenses, working capital, expenses in seeking business combinations or implementing a plan of dissolution and liquidation, if necessary, and reduction of the principal amount of the letter of credit . . . ." The company may want to consider adding a risk factor regarding the public stockholders' rights to interest, in view of the requirements under Rule 419 that interest earned on the trust is for the sole benefit of the purchasers. Please also add this information to the table at page 68, which compares the terms of the offering to the requirements of a Rule 419 offering.

Inside Front Cover Page of Prospectus

14. We note the statement that the "information contained in this prospectus is accurate only as of the date on the front cover of this prospectus." If the distribution of units is not complete, the company would appear to have a duty to update the prospectus to reflect material changes in its business. See the undertakings in Part II of the registration statement. Please advise.

Prospectus Summary, page 1

15. Please explain why the prospectus defines the term "business combination," to include, among other things, a "capital investment" and "stock purchase." State whether the company would consider the acquisition of a minority interest(s) in a target company(ies).

16. We note that the company "intends[s] to focus on prospective targets in the insurance industry in the United States, Canada, Bermuda and the Cayman Islands." In view of the scope of this plan, the disclosure required by Item 101 should include a discussion of how the company intends to conduct its search for a business combination candidate. In particular, please explain whether the company will consider foreign companies and non-specialty insurance companies simultaneously with, or subsequent to, its consideration of U.S. companies and specialty insurance companies.

17. Please explain why the company expects that a target business incorporated in Canada, Bermuda or the Cayman Islands "will have substantially all of its business, and all of its insurance risk, in the United States." Pease explain the advantages/disadvantages for insurance-related companies of incorporation in these particular countries, if any, as compared to the United States and to one another.

18. We note the disclosure here and in the business section highlighting the specialty insurance businesses and the company's particular interest in this business. Considering that the company is not restricted to this part of the insurance industry, such disclosure creates an implication that the company will acquire a specialty insurance business. If the company were to acquire another type of insurance-related company, the disclosure concerning the specific advantages of the special insurance business would be irrelevant. Please revise your disclosure generally to place potential target insurance-related companies on an equal footing. For example, revise the disclosure to eliminate comparative evaluations, see, e.g., page 53 ("the best opportunities are likely to involve companies with a particular interest in specialty insurance products"), page 54 (2004 data showed greater profitability for E&S market than non-life industry as a whole).

19. We note also the disclosure in the business section that the target company may be a holding company. See page 56. Please add this disclosure elsewhere in the prospectus, as appropriate. See, e.g., the risk factors discussing regulation of the insurance industry. We note in particular that the prospectus states that the company would apply the valuation standard for a target holding company based on established valuation criteria in the insurance industry. See *id.* Please disclose

any other special circumstances that a proposed holding company acquisition could involve, concerning such matters, for example, as preparation of financial statements, diversification, interlocking boards, and the like.

20. At page 3, please explain the selection of the principal amount of the letter of credit, i.e., $3,000,000 or $3,291,000 if the overallotment is exercised in full. Please also state the expiration date and the fees and expenses associated with the letter of credit.

21. The prospectus states at page 3 that the letter of credit will be drawn upon only if the company fails to complete a business combination within the time set forth in the prospectus and must liquidate the trust account; and the amount in the trust account available for distribution to public stockholders upon liquidation is less than $10 per share. Please confirm, if appropriate, that the letter of credit could be drawn if, for any reason, the amount available for distribution is less than $10 per share.

22. The prospectus further states at page 3 that the Sponsor has the "option" to use interest earned on the funds in the trust account to reduce the principal amount of the letter of credit. However, the prospectus as a whole suggests that the Sponsor does not have discretion in this regard and that the principal amount of the letter of credit will be reduced by interest earned. Please clarify.

23. For the sake of clarity, please explain the mechanics of reductions in the principal amount of the letter of credit. Explain, for example, whether a reduction in the principal amount would be a bookkeeping matter, without any actual transfer of funds, or would be carried out in another way. Clarify whether the reductions would correspondingly reduce the amount available for distribution to stockholders in the event of dissolution and liquidation. See, e.g., page 58 (company will distribute to public stockholders, among other things, "the amount then available to the Trust Account through our Sponsor letter of credit").

24. It appears that interest earned on the deferred underwriters' compensation would not be available to reduce the principal amount of the letter of credit, see, e.g., page 9. Please confirm.

25. It appears that the letter of credit could not be drawn upon for distributions to redeeming shareholders if the amount in the trust account available for such purposes were less than $10 per share. Please confirm and explain why redemptions would be treated differently than liquidation distributions.

26. The prospectus states at pages 10-11 that, if an initial business combination is completed, public stockholders that voted against the transaction will be entitled to redeem their common stock for $10 per share. See also page 58 ("an actual per share redemption price" of $10) and the prospectus cover ("not less than $10.00

per share of common stock"). This amount will be payable out of the trust account, net of taxes payable, excluding certain specified amounts. Elsewhere, however, see, e.g., page 17, the prospectus indicates that third-party claims or bankruptcy claims could reduce the per share amount below $10. Please explain why the disclosure is appropriate if the company cannot ensure that there will be sufficient funds in the trust amount to permit such a per share redemption amount.

Summary Financial Data, page 15

27. Please revise your table to ensure that the amount presented as a sponsor loan at April 30, 2006 agrees to your balance sheet presented on F-3 (i.e. $300,000) or remove this line item from your table.

28. Please revise footnote (1) to clarify that your as adjusted column assumes full payment to the underwriters of the underwriters' discount out of the gross proceeds of the offering, including the $1,940,000 being held in the trust account representing the contingent underwriting discount.

29. Please revise your table to include a footnote that discloses the amount of deferred compensation included in the as adjusted stockholders' equity amount.

Risk Factors, page 16

Risks Associated with Our Business

30. Risk factor five at page 17 discusses the possibility that third-party claims against the company could take priority over the claims of the public stockholders and reduce below $10 per share the liquidation amount available in the trust account. The risk factor also discusses the possible depletion of the trust account by creditor claims in a bankruptcy. Please discuss the status of the letter of credit in each scenario. It appears, for example, that the letter of credit would operate as the functional equivalent of a guarantee by the Sponsor of the company's obligations to its public stockholders in the event of a liquidation. If so, the legal status of the letter of credit in a bankruptcy or liquidation proceeding would seem to differ from the status of funds in the account, if any, that represent a dollar-for-dollar reduction of the principal amount of the letter of credit. Please discuss.

31. The seventh risk factor at pages 18-19 of the prospectus states that the withdrawal of up to $100,000 from the trust account to pay for dissolution and liquidation expenses would reduce the per share amount that public stockholders would otherwise receive from the trust account. Please explain why the letter of credit

would not be drawn upon to replace the funds withdrawn to pay liquidation and dissolution expenses.

32. The twenty-first risk factor at page 24 states that the company expects to encounter intense competition from other entities having a business objective similar to that of the company. Please discuss whether there are any differences in this regard between the countries in which you may look for a target company(ies), i.e., the United States, Canada, Bermuda and/or the Cayman Islands.

33. The twenty-second risk factor at page 25 states that the company may acquire a target business with a history of poor operating performance "if we believe that target business has attractive attributes that can take advantage of trends in the insurance industry." Please provide some examples of the "attractive attributes" and "consumer tastes and preferences" that are mentioned in the discussion. We note that the prospectus discusses at page 54 the possibility of a target company that is financially unstable or in the early stage of development or growth. Please discuss these potential targets in the twenty-second risk factor or another risk factor, as appropriate.

34. The twenty-third risk factor at page 25 states that, if the company is unable to obtain additional financing needed to complete a business combination or to fund the operations of the target business, it may be compelled to restructure or abandon a particular business combination. Please explain what is contemplated by the use of the term "restructure."

35. The twenty-fifth risk factor at page 26 discusses the possibility that a target company may lack audited financial statements prepared in accordance with U.S. GAAP and have only financial statements audited in accordance with statutory accounting principles applicable to insurance companies. Please explain whether this risk extends to every jurisdiction in which the company may seek a target company or merely to foreign jurisdictions.

Risks Related to Our Target Business, page 27

36. Risk factor one discusses the need for prior regulatory approval of certain insurance-related acquisitions by the interested insurance commissioner in the fifty states and the District of Columbia. Because the target company(ies) may be in Canada, Bermuda and/or the Cayman Islands, please add information concerning any necessary regulatory approvals in these countries.

37. The second risk factor at page 28 refers to extensive regulation in the "states and countries" in which the company will operate, but the discussion refers specifically only to a U.S. association, U.S. regulators and U.S. federal legislation and administrative policies. Please provide similar information concerning the

regulation of operations in the foreign jurisdiction(s) in which the target company(ies) may be located.

38. Please provide support for the statements in risk factor fourteen at page 33 describing historical patterns in the insurance business,

39. The twentieth risk factor at page 35 refers to the possibility that the company may change domiciles in connection with a business combination. Please include this possibility in the prospectus summary.

Risks Associated with This Offering, page 35

40. Please expand the discussion of how the company determined the public offering price. In this regard, please tell us the factors that were considered in determining to value this offering at $97,000,000. What factors did you consider when determining that you might need $94,000,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Dekania Corp. In particular, considering management's significant experience in the insurance business, the precise nature of their knowledge about the ability to effect a combination with a company with a fair market value equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

Use of Proceeds, page 41

41. We note that you included the $3 million sponsor letter of credit in your use of proceeds table. We also note that the funds from this line of credit will not be used to effect the business combination (i.e., the purpose for which the offering proceeds are obtained). Tell us why it is appropriate to include this line of credit in this table in the context of Item 504 of Regulation S-K or remove this amount from your table. Consider presenting the letter of credit as a footnote disclosure to the table.

Capitalization, page 47

42. Please revise to reflect the redemption rights of the public stockholders to be consistent with your Summary Financial Data on page 15.

43. Please revise your table to include a line item in the as adjusted column that discloses the amount of deferred compensation.

Proposed Business, page 50

Overview of U.S. Insurance Industry

44. Because a target company may be located in Canada, Bermuda and/or the Cayman Islands as well as the U.S., provide similar information in this section concerning the insurance industry in these countries.

45. Please provide support for the data and other information concerning the insurance industry.

Market Opportunity, page 53

46. Please clarify the nature of the excess and surplus market and the specialty admitted market, as, for example, by describing risks or activities appropriate for coverage by these respective markets.

Effecting a Business Combination, page 54

47. We note that the possibility of a business combination with "a financially unstable company or an entity in its early state of development or growth, including entities without established records of sales or earnings" does not appear in the prospectus summary. Please revise. In addition, please add a risk factor concerning this possibility.

Sources of target businesses

48. Please disclose that the underwriters could serve as a source for identification of target businesses and receive a finders' fee in connection with serving as the source of identification of target businesses. See page 84.

Management following a business combination, page 57

49. The prospectus states that "it is likely that the management of the target business at the time of the business combination will remain in place." Please revise the discussion to make it consistent with the discussion in risk factor fifteen at page 22 and your response to our comments, *supra*.

Management, page 69

50. Please explain the phrase, "CDO programs of insurance subordinated," in the description of Mr. Vernhes.

Financial Statements

General

51. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears that you will be required to file timely updates to this registration statement and to deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that, pursuant to the guidance in paragraphs 14-18 of EITF 00-19, you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that, if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that, if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears that you are currently assuming that the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed

accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Notes to Financial Statements

Note 1 – Organization, F-7

52. We note that you disclose that your ability to commence operations is based on the private placement and public offering. Your further state that this contingency raises substantial doubt about your ability to continue as a going concern. Please instruct your auditor to tell us how this disclosure is consistent with their opinion that does not have a modification for uncertainty.

53. Please revise here and throughout your notes to financial statements to disclose that Cohen Bros. Acquisitions, LLC is a related party.

Note 2 – Proposed Offerings, F-9

54. Please revise here, Note 5, and throughout your filing to disclose the material terms of the warrants included in the private placement units; state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.) and its likely future effect on your financial condition and results of operations.

Note 5 – Commitments and Contingencies, F-9

55. Please revise your disclosure of the fair value of the incentive warrants to include the strike price used in your calculation. Also, provide us with a copy of your Black-Scholes fair value calculation.

Other Regulatory

56. Please provide a current dated consent of the independent accountants in any amendment.

Exhibits

57. Please file all exhibits with the next amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this

Mr. Thomas Friedberg
Dekania Corp.
July 20, 2006
Page 14

request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,



John Reynolds
Assistant Director

cc: J. Baur Whittlesey, Esq.
       Fax: (215) 735-2513